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                                                              EXHIBIT 99.(A)11

                                  GEORGESON
                                & COMPANY INC.
                                -------------

From: Greenmarine Holdings LLC                For Release: Immediately



                                              Contact: Charles Garske
                                                       Georgeson & Company, Inc.
                                                       (212)440-9916

                GREENMARINE ACQUISITION CORP. HAS ACCEPTED ALL
                  VALIDLY TENDERED SHARES OF OUTBOARD MARINE
                ----------------------------------------------

(New York, NY, September 12, 1997) Greenmarine Acquisition Corp., a wholly-owned subsidiary of Greenmarine Holdings LLC, today announced that it has accepted all validly tendered shares of common stock of Outboard Marine Corporation (NYSE: OM) at $18.00 net per share in accordance with the terms of its offer. The offer expired at 5:00 p.m., New York City time, on Thursday, September 11, 1997. Greenmarine Acquisition Corp. said that 16,502,801 shares of Outboard Marine common stock had been validly tendered and not withdrawn as of the close of business on September 11, 1997, which when added to the 2,000,000 shares beneficially owned by an affiliate of Greenmarine Holdings, represent approximately 91% of all outstanding shares based on information supplied by Outboard Marine. As soon as is practicable, Greenmarine Acquisition Corp. stated that it intends to consummate a short-form merger under Delaware law pursuant to which each share of Outboard Marine not already tendered (besides those owned by affiliates of Greenmarine Holdings and those shares owned by stockholders who perfect their appraisal rights) will convert into the right to receive $18 in cash. Further details are available in the tender offer documents on file with the Securities and Exchange Commission.

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